UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 24, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings 2Q13

					2Q13 vs	2Q13 vs			6M13 vs	Last 12
Key Figures	Unit	2Q13	1Q13	2Q12	1Q13	2Q12	6M13	6M12	6M12	months (LTM)

Pulp Production	000 t	1,291	1,263	1,275	2%	1%	2,554	2,607	-2%	5,246
Pulp Sales	000 t	1,269	1,186	1,265	7%	—	2,456	2,578	-5%	5,234

Net Revenues	R$million	1,669	1,449	1,491	15%	12%	3,119	2,765	13%	6,528
Adjusted EBITDA(1)	R$million	647	565	550	15%	18%	1,211	927	31%	2,537
EBITDA margin	%	39%	39%	37%	0 p.p.	2 p.p.	39%	34%	5 p.p.	39%
Net Financial Result(2)	R$million	(1,162)	(66)	(1,235)	—	-6%	(1,228)	(1,043)	18%	(1,881)
Net Income (Loss)	R$million	(593)	24	(524)	—	13%	(570)	(534)	7%	(733)

Free Cash Flow(3)	R$million	234	167	57	40%	306%	401	281	43%	956

Gross Debt (US$)	US$million	4,485	4,915	5,878	-9%	-24%	4,485	5,878	-24%	4,485
Gross Debt (R$)	R$million	9,936	9,898	11,882	—	-16%	9,936	11,882	-16%	9,936
Cash(4)	R$million	1,683	2,382	3,420	-29%	-51%	1,683	3,420	-51%	1,683
Net Debt	R$million	8,253	7,516	8,462	10%	-2%	8,253	8,462	-2%	8,253

Net Debt/EBITDA LTM	x	3.3	3.1	4.7	0.2 x	-1.5 x	3.3	4.7	-1.5 x	3.3
Net Debt/EBITDA LTM (US$)(5)	x	3.0	3.1	4.2	-0.1 x	-1.2 x	3.0	4.2	-1.2 x	3.0

(1) Adjusted by non-recurring and non-cash items | (2) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest

(3) Does not include the sale of assets | (4)  Includes the hedge fair value | (5) For covenants purposes

2Q13 Highlights

•             New cash tender of Bonds maturing in 2020 amounting to US$486 million will provide annual savings of US$36 million in interest payments.

•             24% reduction in gross debt in dollars relative to 2Q12 (from US$5,878 million to US$4,485 million). In reais, gross debt remained stable at R$9,936 million (Mar/13: R$9,898 million) due to the dollar’s appreciation.

•            Net Debt/EBITDA ratio in dollars of 3.0x, (metric used for covenant verification) compared to 3.1x in Mar/13 and 4.2x in Jun/12. The USD  appreciation explains the leverage increase in reais from 3.1x in Mar/2013 to 3.3x in Jun/2013.

•             The cost of dollar-denominated debt was reduced to 4.7% p.a. (1Q13: 5.2% p.a. | 2Q12: 5.4% p.a.).

•             Scheduled maintenance downtimes concluded at the Aracruz A and B mills and Três Lagoas units.

•             Pulp production reached 1.3 million tons, stable compared to 1Q13 and 2Q12, respectively. LTM production reached 5.246 million tons.

•             Pulp sales of 1.3 million tons, stable over 2Q12 and up 7% sequentially. LTM sales reached 5,234 million tons, corresponding to 100% of the production of the same period.

•             Cash cost was at R$546/t, up 8% sequentially, largely due to the effect of scheduled maintenance downtimes. Y-o-Y, the increase was 8%.

•             EBITDA totaled R$647 million, up 15% and 18% over 1Q13 and 2Q12, respectively, mainly due to higher pulp prices in dollars and average dollar appreciation against the real. LTM EBITDA totaled R$2,537 billion, up 13% as compared to 2012.

•             EBITDA Margin of 39%, stable over 1Q13 and 2 p.p. higher year-on-year.

•             EBITDA/t of R$509/t (US$246/t), an increase of 7% and 17% q-o-q and year-on-year, respectively.

•             Fibria’s free cash flow in the LTM totaled R$956 million (US$94/t), representing 7% free cash flow yield on 06/30/2013.

•             Loss of R$593 million (1Q13: R$24 million | 2Q12: R$(524) million), due to accounting effects of a 10% dollar appreciation on foreign currency debt (R$650 million) and effects of the cash tender of bonds maturing in 2020 (R$224 million). Excluding these effects, net income for the quarter would have been approximately R$80 million.

Market Value — June 30, 2013:	Conference Call/Webcast: July 24, 2013	Investor Relations

R$13.7 billion | US$6.1 billion FIBR3: R$24.75 FBR: US$11.09 Outstanding Shares: 553,934,646 common shares	Conference call and Webcast in Portuguese with simultaneous translation into English Tel: +55 11 4688-6361 | +1 786 924-6977 Webcast: www.fibria.com.br/ir	Guilherme Cavalcanti André Gonçalves Roberto Costa Isabela Cerbasi ir@fibria.com.br | +55 (11) 2138-4565

Executive Summary

Throughout the second quarter of 2013, internal and external factors led to an environment of uncertainty and volatility in global financial markets, impacting the Brazilian market, with an effect of a 16% devaluation of the Bovespa index in 2Q13. The more positive outlook of the U.S. economy, release of lower than expected economic indicators in China and the confirmation of weak activity in major European markets resulted in the appreciation of the dollar against the major currencies worldwide. This movement was more evident in Brazil, largely due to a less optimistic outlook on the country’s economic growth in 2013, besides the challenge of controlling the inflation. As a result, the dollar went up from R$/US$2.01 at the end of March to R$/US$2.22 at the end of June, a 10% appreciation of the U.S. dollar against the real.

The dollar’s appreciation had relevant effects on the operating and financial results, especially the increase in both net revenues and EBITDA, which were 13% and 31% higher, respectively, in the 6M2013 when compared to the same period in 2012. On the other hand, the exchange rate variation on the share of foreign currency debt was R$650 million, the main reason for the loss registered in this quarter. It is worth noting that this is primarily an accounting effect due to the Company’s export profile, that holds more than 90% of its debt in dollars and, therefore, the currency appreciation raises the amount of debt upon conversion from dollars to reais. In addition to this effect on the debt, a more appreciated dollar will have positive impacts on operating income and free cash flow.

Pulp production in 2Q13 was 1,291 thousand tons, up 2% as compared to 1Q13, despite the scheduled maintenance downtimes at Aracruz A and B mills and Três Lagoas unit. Comparing to the 2Q12, production was up 1% due to higher number of mills performing maintenance downtimes in that quarter. Sales volume totaled 1,269 thousand tons, up 7% as compared to 1Q13 due to both higher pulp availability and seasonal factors of 1Q13. Year-on-year, the volume was stable, with a demand recovery in North America offsetting lower sales volume in the domestic market. In the last twelve months, Fibria’s sales amounted to 5,234 thousand tons.

Production cash cost was R$546/t, up 8% sequentially, largely due to the scheduled maintenance downtimes at the Aracruz A and B and Três Lagoas units. Excluding the effects of the downtime, the cash cost was R$488/t, up 5% and 7% over 1Q13 and 2Q12, respectively. We remain focused on cost and expenses control and operating excellence, so that the increase stays under the inflation. For more information, see page 9.

In 2Q13, adjusted EBITDA totaled R$647 million with margin at 39%. Quarter-on-quarter, there was 15% increase, chiefly due to higher average net price in reais and higher sales volume. Year-on-year, the 18% rise in EBITDA and the 2 p.p. expansion in margin were driven by the 12% higher net pulp price in reais, in its turn as the result of the higher pulp price in dollars in the last 12 months, coupled with the average dollar appreciation of 5.3% against the real. LTM EBITDA totaled R$2,537 million, up 13% over the 2012 EBITDA of R$2,253 million, while margin was at 39%. In 2Q13, Fibria’s free cash flow totaled R$234 million, as compared to R$167 million and R$57 million, in 1Q13 and 2Q12, respectively. The increase in cash flow was chiefly due to the higher EBITDA and initiatives to improve working capital, even with the partial early settlement of an Export Credit Note whose interest payment amounted to R$53 million (excluding such payment, free cash flow would have been R$287 million). Free cash flow totaled R$956 million in the LTM.

The financial result was negative R$1,162 million in 2Q13 against negative R$66 million in 1Q13. The variation is mainly explained by impacts of foreign exchange variation on dollar-denominated debt (due to the 10% appreciation of the closing dollar) and by the non-recurring financial and accounting effects related to the cash tender offer of part of the bonds maturing in 2020. Compared to 2Q12, the 6% lower expense is due to the larger effect of exchange rate changes on debt in that quarter (R$865 million), in turn explained by the appreciation of the U.S. dollar against the real in that period (11%) over a higher balance of total debt (2Q12: US$5,878 million | 2Q13: US$4,485 million).

It should be noted that financial expenses fell 9% and 23% quarter-on-quarter and year-on-year, respectively, even with the 10% dollar appreciation against the real, demonstrating the Company’s efforts to reduce expenses with servicing the debt. With respect to hedging instruments, the remaining NDF (Non-Deliverable Forwards) matured in the period, and the company focused its position in dollar options (zero cost collar) and swap contracts, in line with the financial strategy and within the parameters of Market Risk Policy available on the Fibria`s Investor Relations website (http://fibria.infoinvest.com.br/static/enu/politicas-manuais-regimentos.asp?idioma=enu).

In May 2013, Fibria announced a cash tender offer of part of the 2020 bonds issued by Fibria Overseas Finance Limited, a wholly owned subsidiary of Fibria, with a coupon of 7.5% p.a. This operation is in line with Fibria’s strategy of reducing its gross debt and will provide the Company with annual savings of approximately US$36 million as of the second quarter of 2013, equal to nearly US$215 million at net present value. Expenses related to the cash tender offer of the bonds had negatively impacted the financial results in approximately R$224 million. Fibria also partially settled an Export Credit Note in the amount of R$206 million, which cost (100% CDI + 1.85% p.a) was higher than the average cost of Company’s debt. Upon completion of these transactions, the average cost of debt on foreign currency came down from 5.2% p.a. in 1Q13 to 4.7% p.a. in 2Q13.

Despite of the reduction on the debt principal, gross debt in reais remained stable due to the 10% exchange rate variation on the portion of the debt in dollars (93%), as previously mentioned. In dollars, however, the debt management initiatives allowed the debt to drop from US$4,915 million in 1Q13 to US$4,485 in 2Q13, a 9% decline, and the net debt/EBITDA ratio in dollars was 3.0x, the lowest level since the Fibria’s creation. Yean-on-year, the 24% reduction attests Fibria’s focus on debt reduction and the continuous pursuit of investment grade.

As a result of these factors, Fibria recorded a loss of R$593 million in 2Q13, compared to net income of R$24 million in 1Q13 and a loss of R$524 million in 2Q12. Excluding the effects of the 10% appreciation of the dollar on foreign currency debt (R$650 million) and the cash tender offer of bonds maturing in 2020 (R$224 million), the net result of the quarter would have been a profit of around R$80 million.

Pulp Market

In the first 5 months of 2013, sales of eucalyptus pulp presented growth of 3% compared to the same period of 2012 according to the Pulp and Paper Products Council (PPPC) data. Deserves highlight the positive results presented by the United States and China.

The significant growth in North America’s demand this year has been driven by the increased capacity of tissue paper in the U.S. coupled with the conversion of Sappi’s partially integrated hardwood pulp line during the quarter, which, in addition to removing approximately 270 thousand tons of market pulp available for sale, has generated an extra demand of 180 thousand tons to feed the printing and writing paper machine that are still in operation at the plant.

In China, the 9.0% increase in eucalyptus pulp shipments year-to-date is also the result of investments in new capacities that are leading to a gradual increase in pulp demand. About 4.4 million tons of printing and writing paper, tissue, and cartonboard deriving from new capacities came onstream in 2012. In addition, 3.6 million tons of new paper machines are expected to be installed in 2013.

Source: PPPC World 20

On the supply side, maintenance downtime played a key role in 2Q13, removing nearly 420 thousand tons of hardwood pulp, globally. Additional supply restrictions caused by technical issues in some producers (which removed approximately 35 thousand tons of market pulp) and logistical problems resulting from strikes and congestion in ports also impacted pulp shipment, especially at the beginning of the quarter. The chart below shows the estimated impact of hardwood maintenance downtimes for 2013:

Source: Fibria and Independent Consultants

Volumes of hardwood pulp producers inventories maintained a sequence of declines throughout 2Q13, despite the inventories fluctuation in sales days of supply as posted by PPPC. According to PPPC, hardwood pulp producers inventories ended March in 41 days, dropping 3 days to 38 days in April, before going up 1 day in May, reaching 39 days. This variation results from the PPPC calculation methodology used to determine inventories in days of supply, which divides closing inventories in tons in the end of the month by the average daily shipments of the last 3 months.

Source: PPPC and Fibria

Inventories level in days of supply at the end of May was in line with the historical average, according to the Special Research Note recently published by PPPC. Currently, the balanced level of the hardwood pulp producers inventories is 39 days, an increase of 10 days since 2000. This increase in average of pulp producers inventory levels is due to a change in market structure consisting of a few key factors, including: (1) increase in the hardwood pulp capacity in Latin America, (2) increase in both distance and reach of the pulp geographical distribution with the increasing importance of China in the market in recent years; (3) transfer of inventories held by consumers to producers.

The good market fundamentals, with controlled inventory levels and steady demand, enabled the hardwood PIX/FOEX in Europe to grow by USD$20 per ton during the quarter, reaching USD$820 per ton. A list price increase valid as from the beginning of May was announced, which was partially implemented during the months of May and June, mainly due to a reduced seasonal demand in Asia and the dollar appreciation.

A strong increase in pulp shipments in mid-August is expected, as a result of the demand resumption in both European and Asian markets. The next maintenance downtime peak scheduled for September (which will remove approximately 237 thousand tons from the market) coupled with the growing demand will allow a promising market environment during the second half of 2013.

Production and Sales

				2Q13 vs	2Q13 vs	Last 12
	2Q13	1Q13	2Q12	1Q13	2Q12	months
Production (‘000 t)

Pulp	1,291	1,263	1,275	2%	1%	5,246

Sales Volume (‘000 t)

Domestic Market Pulp	101	118	132	-15%	-24%	488

Export Market Pulp	1,168	1,068	1,133	9%	3%	4,746

Total sales	1,269	1,186	1,265	7%	—	5,234

Scheduled maintenance downtimes at the Aracruz A and B mills and Três Lagoas unit were held in 2Q13. Both occurred according to the Company’s annual plan and budget and have been successfully completed. Despite the larger impact of the scheduled maintenance downtimes, pulp production reached 1,291 thousand tons in 2Q13, up by 2% when compared to 1Q13. Comparing to the 2Q12, the volume produced was up 1% due to higher number of mills performing maintenance downtimes in that quarter. Comparing 6M13 to 6M12, production was 2% lower due to the greater impact of the scheduled downtime at the Três Lagoas Unit, totally concentrated in the first half of 2013. Pulp inventory totaled 781 thousand t (53 days), 2% higher than 1Q13 - 764 thousand t (51 days) and in line with 2Q12 inventories - 779 thousand t (52 days).

The calendar below shows the scheduled maintenance downtimes for Fibria’s units in 2013. 3Q13 will be impacted by the Jacarei Unit downtime only. There are no scheduled maintenance downtimes for Fibria’s units in 4Q13.

Fibria's Maintenance Downtimes Schedule - 2013

Mill	Jan	Feb	Mar	May	Jun	Jul	Aug
Aracruz "A"
Aracruz "B"
Aracruz "C"
Jacareí
Três Lagoas
Veracel

Pulp sales totaled 1,269 thousand t, up 7% sequentially, due to increased inventories and seasonality in 1Q13. When compared to 2Q12, sales were stable. In the last twelve months, Fibria sold 5,234 thousand tons, representing 100% of its production in the period. Sales to Europe accounted for 43% of total sales, followed by North America at 28%, Asia at 21% and Latin America at 8%.

Results Analysis

				2Q13 vs	2Q13 vs	Last 12
	2Q13	1Q13	2Q12	1Q13	2Q12	months
Net Revenues (R$ million)

Domestic Market Pulp	108	124	121	-13%	-11%	513

Export Market Pulp	1,543	1,308	1,354	18%	14%	5,942

Total Pulp	1,651	1,432	1,475	15%	12%	6,455

Portocel	18	18	16	-2%	9%	72

Total	1,669	1,449	1,491	15%	12%	6,528

Net revenue from pulp totaled R$1,651 million in 2Q13, up 15% as compared to 1Q13, due to the higher sales volume and higher pulp price in reais, for its part explained by the higher price in dollar and the dollar’s 4% average appreciation against the real. Year-on-year, the 12% increase in revenue from pulp was driven by the 12% rise in the average net price in reais, itself derived from the 5% average foreign exchange appreciation in the period and the increase in the pulp price in dollars. LTM net revenue totaled R$6,528 million, up 6% over 2012 revenue.

The cost of goods sold (COGS) of R$1,337 million was 12% higher compared to 1Q13, mainly as a result of the increased sales volume and the increased production cash cost. Year-on-year, the 7% increase was also chiefly due to increased production cash cost and the effect of foreign exchange on logistics costs.

The cash cost of pulp production in 2Q13 was R$546/t, up 8% as compared to 1Q13, mainly due to the scheduled maintenance downtimes at Aracruz A and B mills and Três Lagoas Unit. Also contributing to this result was the higher cost of wood, chiefly explained by the larger forest-to-mill distance (2Q13: 179 km | 1Q13: 167 km). Compared to 2Q12, the 8% increase was mainly due to the higher cost of wood (higher transportation costs), higher expenditure on chemicals and energy (mainly due to energy price effect), in addition to the impact of the downtime in Três Lagoas Unit occurred in in 2Q13 (in 2012, the event occurred in both 2Q12 and 3Q12). Excluding the downtime effect, the cash cost was R$488/t, being 5% and 7% higher than 1Q13 and 2Q12, respectively. It should be noted that in the last twelve months, inflation according to the Extended Consumer Price Index (IPCA) was 6.7% and appreciation of the dollar against the real reached 5%. Fibria continues pursuing its goal of keeping control of the cash cost increase at lower pace than inflation rate. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

Pulp Cash Cost	R$/t
1Q13	507

Maintenance Downtime	15

Wood cost (higher forest-mill distance - 2Q13: 179 km | 1Q13: 167 km)	13

Higher expenditure on chemicals and energy (consumption)	10

Exchange rate	3

Others	(1)

2Q13	546

Pulp Cash Cost	R$/t
2Q12	505

Wood (higher transportation costs)	14

Higher expenditure on chemicals and energy (price)	12

Maintenance Downtime	9

Exchange rate	4

Others	2

2Q13	546

In 2Q13, sales expenses totaled R$91 million, up 29% compared to 1Q13, due to higher expenses with terminals (mostly domestic), higher sales volume and sales mix. As compared to 2Q12, sales expenses were 14% up, due to higher expenses with terminals and to the exchange rate effect (appreciation of 5.3% of average dollar against the real). It is important to highlight that the ratio sales expenses net revenue was stable (5%) comparing with both periods.

Administrative expenses totaled R$73 million, up 10% and 6% quarter-on-quarter and year-on-year, respectively, chiefly due to higher expenses with indemnities.

Other operating revenues (expenses) totaled R$12 million in 2Q13, compared to an expense of R$2 million in 1Q13, due in large part to the fair value of biological assets of R$36 million. As compared to 2Q12 (R$248 million revenue), the decline in revenue is explained by the R$266 million variation in the fair value of biological assets (CPC 29) in that quarter.

Adjusted EBITDA totaled R$647 million in 2Q13 with margin at 39%. When comparing to the 1Q13, EBITDA increased by 15%, mainly explained by the increase in the average net price in reais, driven by the dollar’s 4% appreciation against the real, higher pulp prices in dollars and higher sales volume. Year-on-year, EBITDA was up 18% with EBITDA margin expanding 2 p.p. This result was due to 12% higher average net pulp price in reais, in turn explained by the 5% dollar appreciation against the real and rise in the pulp price in dollars. The graph below shows the key variations in the quarter:

Financial Result

				2Q13 vs	2Q13 vs			6M2013 vs
(R$ million)	2Q13	1Q13	2Q12	1Q13	2Q12	6M2013	6M2012	6M2012
Financial Income (including hedge result)	(180)	84	(173)	—	4%	(96)	(24)	—
Interest on financial investments	20	33	45	-39%	-56%	53	87	-39%
Hedging(1)	(200)	51	(218)	—	—	(149)	(111)	34%
Financial Expenses	(140)	(154)	(182)	-9%	-23%	(294)	(352)	-16%
Interest - loans and financing (local currency)	(46)	(45)	(48)	2%	-4%	(91)	(98)	-7%
Interest - loans and financing (foreign currency)	(94)	(109)	(134)	-14%	-30%	(203)	(254)	-20%
Monetary and Exchange Variations	(595)	86	(864)	—	-31%	(509)	(624)	-18%
Foreign Exchange Variations - Debt	(650)	125	(981)	—	-34%	(525)	(711)	-26%
Foreign Exchange Variations - Other	55	(39)	117	—	-53%	16	87	-82%
Other Financial Income / Expenses(2)	(247)	(82)	(16)	—	—	(329)	(43)	—
Net Financial Result	(1,162)	(66)	(1,235)	—	-6%	(1,228)	(1,043)	18%

(1)Change in the marked to market (2Q13: R$ (407) million | 1Q13: R$ (210) million) added to received and paid adjustments.

(2)Includes financial charges from 2020 Senior Notes Tender Offer in 2Q13

Financial revenue from interest on marketable securities was R$20 million, down 39% quarter-on-quarter, mainly due to reduction in cash, which, for its part, was used for the debt settlement (principal and interest). Year-on-year, the 56% fall is primarily explained by reduced returns due to the lower CDI rate by the end of June (2Q13: 7.72% p.a. | 2Q12: 8.38% p.a.) and the 37% reduction in cash balance invested in domestic currency. Hedge operations resulted in a negative R$200 million, R$159 million of which from the negative variation in the fair value of debt hedge instruments (see chapter on derivatives - page 12). It is important to highlight that the cash effect of derivative transactions in 2Q13 was negative in R$3 million.

Financial expenses with interest on loans and financing totaled R$140 million in 2Q13, down by 9% quarter-on-quarter mainly as a result of the reduction in the principal amount of gross debt related to the amortizations and prepayments held in period,  totaling R$1,378 million. Compared to 2Q12, the 23% reduction (R$42 million) was mainly due to the debt reduction, which occurred between these periods. These results demonstrate the Company’s commitment to reduce its high cost debt, in order to improve free cash flow generation.

Foreign exchange losses on dollar-denominated debt, which represents 93% of gross debt, were R$650 million, compared to income of R$125 million in 1Q13. This revenue reversal was due to the 10% appreciation of the closing dollar (R$2.2156) against the real in the period, compared to the dollar devaluation by 1.5% in the previous quarter. In the year-on-year comparison, there was a 34% reduction in this expense, when the dollar appreciation against the real was 10.9% and the debt amount was higher (US$5,878 million).

Other financial revenue (expense) totaled an R$247 million expense, up R$165 million sequentially, primarily due to financial and accounting effects incurred in the early settlement of bonds maturing in 2020, held in the period. This operation is in line with Fibria’s strategy of reducing its gross debt and will provide the Company with annual savings of approximately US$36 million as of the second quarter of 2013, equal to US$215 million at net present value. The same factor explains the year-on-year variation.

On June 30, 2013 the marked-to-market financial derivatives position was negative at R$407 million (being negative R$36 million of operating hedge and negative R$371 million of debt hedge), as opposed to the negative marked R$210 million on March 31, 2013, totaling a negative variation of R$197 million. This fair value result is primarily explained by the closing dollar appreciation on 06/30/2013 (R$2.2156) as compared to 03/31/2013 (R$2.0138), which generated a negative effect especially on the swaps liability legs. Cash disbursement, from operations that matured in the period, was R$3 million. Thus, the net impact on financial result was negative at R$200 million. The table below shows the hedge positions at the end of June:

		Notional				Fair Value
Swaps	Maturity	jun/13		mar/13		jun/13		mar/13
Receive
US Dollar Libor (1)	may/19		$602		$533	R$	1,336	R$	1,074
Brazilian Real CDI (2)	aug/20	R$	541	R$	546	R$	711	R$	706
Brazilian Real TJLP (3)	jun/17	R$	509	R$	539	R$	487	R$	529
Brazilian Fixed (4)	dec/17	R$	600	R$	172	R$	479	R$	159

Receive Total (a)						R$	3,013	R$	2,468

Pay
US Dollar Fixed (1)	may/19		$602		$533	R$	(1,318)	R$	(1,078)
US Dollar Fixed (2)	aug/20		$300		$303	R$	(828)	R$	(760)
US Dollar Fixed (3)	jun/17		$313		$331	R$	(699)	R$	(671)
US Dollar Fixed (4)	dec/17		$294		$92	R$	(539)	R$	(172)

Pay Total (b)						R$	(3,384)	R$	(2,680)
Net (a+b)						R$	(371)	R$	(212)

Forward Contract
Short USD Position
NDF (Dólar)	—		$—		$20	R$	—	R$	(1)

Forward Total (c)						R$	-	R$	(1)

Option
US Dollar Option	up to 15M		$996		$785	R$	(36)	R$	4

Option Total (d)						R$	(36)	R$	4

Net (a+b+c+d)						R$	(407)	R$	(210)

In line with the exchange hedging strategy announced in previous quarters, the notional value of NDFs was eliminated, offset by the increased notional value of dollar options (zero cost collar). Zero cost collar operations have become more attractive than NDFs in the current foreign exchange scenario, especially with the dollar’s volatility, as it allows the Company to lock in an exchange rate at the same time that it minimizes negative impacts should the dollar increase sharply. The instrument consists in securing against an excessive devaluation of the dollar and do not imply in losses to the contained appreciation of the dollar at a given level of exchange rate. On the contracted exchange rate range, Fibria does not pay for and does not receive the adjustment. At the same time that the company is protected in these scenarios this characteristic allows to capture greater benefits in export revenues in the event that the dollar appreciates. These instruments have a maximum term of 18 months, covering 40% of the exchange exposure and have as sole purpose to protect cash flow exposure.

The derivative instruments used by the Company to hedge its debt (swaps) seek to transform debt in reais to debt in dollars, or to protect existing debt agains sharp fluctuations in interest rates. Thus, all swap asset legs are matched with the flows of the respective hedged debts. The fair value of these operations corresponds to the net present value of expected flows until maturity (average 52 months) and therefore, it has higher fair value and reduced cash impact. All the financial instruments, both to cash flow hedge and debt hedge,  were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

The Company’s Governance, Risk and Compliance area is responsible for the verification and control of positions involving market risk and independently reports directly to the CEO and to other areas and bodies involved in the process, ensuring policy applicability. Fibria’s Treasury is responsible for the implementation and management of financial operations.

In order to illustrate the exchange rate impact on the results and cash flow, assuming the closing exchange rate for the quarter (R$2.22) was equal to the LTM average (R$2.03), the impact would have been of R$457 million in additional EBITDA. On this scenario, the net debt to EBITDA ratio in Reais would have been 2.8x. This analysis is intended to show that Fibria’s operating result on appreciated dollar scenario has greater effects that compensates more the negative mark-to-market operational hedge. Zero cost collar instruments protect 40% of the currency exposure while LTM net revenues had 91% exposure to foreign markets.

Net Income

In 2Q13, Fibria posted losses of R$593 million, against profit of R$24 million quarter-on-quarter. The variation was mostly due to the negative financial results, in turn due to the 10% dollar appreciation against the R$650 million debt and the accounting and financial effect of the R$224 million cash tender offer during the quarter. Excluding the effects of exchange rate variation and the cash tender, net income for the quarter would have been a profit of approximately R$80 million. As compared to 2Q12, despite the improved operating and financial results, the loss was 13% higher, as a result of the R$266 million positive effect in the fair value of biological assets in that quarter.

Debt

					Jun/13 vs	Jun/13 vs
	Unit	Jun/13	Mar/13	Jun/12	Mar/13	Jun/12
Gross Debt	R$ million	9,936	9,898	11,882	—	-16%
Gross Debt in R$	R$ million	696	792	800	-12%	-13%
Gross Debt in US$ (1)	R$ million	9,241	9,106	11,082	1%	-17%
Average maturity	months	57	62	61	-5	-4
Short-term debt	%	8%	8%	18%	—	-10 p.p.
Cash in R$	R$ million	1,434	1,196	2,259	20%	-37%
Cash in US$	R$ million	656	1,396	1,450	-53%	-55%
Fair value of derivative instruments	R$ million	(407)	(210)	(289)	94%	41%
Cash(2)	R$ million	1,683	2,382	3,420	-29%	-51%
Net Debt	R$ million	8,253	7,516	8,462	10%	-2%
Net Debt/EBITDA (in R$)	x	3.3	3.1	4.7	0.2	-1.4
Net Debt/EBITDA (in US$)(3)	x	3.0	3.1	4.2	-0.1	-1.2

(1) Includes BRL to USD swap contracts. The original debt in dollars was R$7,390 million (74% of the total debt) and debt in reais was R$2,546 million (26% of the debt)

(2) Includes the fair value of derivative instruments

(3) For covenant purposes

The gross debt balance on June 30, 2013 was R$9,936 million, stable when compared to 1Q13, due to the 10% dollar appreciation against the real over the debt, which portion in dollars remained at 93% of the total, therefore impacting on its raise upon conversion from dollars to reais. Gross debt in dollars, however, was 9% and 24% lower quarter-on-quarter and year-on-year, respectively. The company went on with its debt management initiatives. In the quarter, the amount of R$1,378 million related to debt whose rates were considered unattractive was settled in advance. Out of this total, R$974 million were related to bonds maturing in 2020 (Eurobonds) indexed to a 7.5% p.a. rate, which will provide annual savings of US$36 million in interest payments. Additionally, R$199 million was related to export pre-payment contracts indexed to a 5.3% p.a. rate, and R$206 million referred to the Export Credit Note (ECN) indexed to 100% CDI plus 1.85% p.a. The graph below presents the gross debt-related transactions in the quarter:

The average cost of bank debt in domestic currency in Jun/13 was 8.4% p.a., (compared to 7.7% p.a in Mar/13 and 9.0% p.a. in Jun/12), and the cost in dollars was 4.7% p.a., (Mar/13: 5.2% p.a. | Jun/12: 5.4% p.a.) 0.5 p.p. lower than 1Q13 mainly as a result of the partial cash tender of bonds maturing in 2020, whose coupon is 7.5% p.a. The remaining balance of these bonds was R$1,664 million in Jun/13, with the yield being traded at 6.1% at the end of 2Q13. The Company will keep looking for opportunities to reduce higher cost debt. The graphs below show Fibria’s debt by instrument, index and currency (including debt swaps):

The average maturity of the total debt was 57 months in Jun/13, compared with 62 months in Mar/13 and 61 months in Jun/12. The five months reduction in the quarterly comparison is mainly explained by the early settlement of bonds maturing in 2020. The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on June 30 was R$1,683 million, including the negative R$407 million mark-to-market of hedge instruments. Excluding the mark-to-market effect, of this total, 69% was invested in domestic currency, in fixed-income and public bonds and the remainder, in short- and medium-term investments abroad. The Company’s cash position is 2.1x its short term debt (principal and interest), reinforcing its capacity to fulfill its obligations for the next 12 months.

Since May 2011, the company has a revolving credit facility in the total amount of US$500 million with four years availability term (from the contract) and 3-month Libor plus 1.55% p.a. quarterly cost when used. In the period of non-use, the Company will pay 35% of the agreed cost. This resource, although not used, helps to improve company’s liquidity. In April 2013, a new line of credit was contracted with total value of R$300 million, 5-year term and 100% CDI cost plus 1.5% p.a., when used (in the “stand by” period the cost in reais will be 0.5% p.a.). Therefore, in addition to the current cash position of R$1,683 million, the company also has approximately R$1,400 million of contracted funds not yet used, from these “stand by credit facilities,” which have immediate liquidity.

The graph below shows Fibria’s debt evolution since Jun/12:

CAPEX

				2Q13 vs	2Q13 vs			6M13 vs	Last 12
(R$ million)	2Q13	1Q13	2Q12	1Q13	2Q12	6M13	6M12	6M12	months

Industrial Expansion	—	—	1	—	—	—	3	—	1
Forest Expansion	15	24	13	-38%	15%	39	33	18%	72
Subtotal Expansion	15	24	14	-37%	8%	39	36	9%	73
Safety/Environment	6	3	14	113%	-54%	9	26	-64%	31
Forestry Renewal	198	153	177	30%	12%	351	312	13%	693
Advance for wood purchase (partnership program)	21	8	24	164%	-12%	29	51	-43%	55
Maintenance, IT, R&D, Modernization	81	46	31	77%	162%	127	69	84%	222
Subtotal Maintenance	307	210	246	46%	25%	517	458	13%	1,002
50% Veracel	28	14	18	97%	53%	42	32	30%	75

Total Capex	350	248	278	41%	26%	598	526	14%	1,150

Capital expenditures (CAPEX) in the quarter totaled R$350 million, up R$102 million (41%) and R$72 million (26%) quarter-on-quarter and year-on-year, respectively, mostly due to increased expenses with forest maintenance, forest purchases and industrial maintenance. It should be noted that LTM CAPEX totaled R$1,150 million and the approved 2013 R$1,244 million budget is maintained.

Free Cash Flow

						Last 12
(R$ million)	2Q13	1Q13	2Q12	6M13	6M12	months
Adjusted EBITDA	647	565	550	1,211	927	2,537
(-) Capex including advance for wood puchase	(350)	(249)	(278)	(598)	(525)	(1,151)
(-) Interest (paid)/received	(188)	(80)	(174)	(268)	(250)	(537)
(-) Income tax	(12)	(4)	(5)	(16)	(7)	(24)
(+/-) Working Capital	151	(60)	(33)	91	138	189
(+/-) Others	(14)	(5)	(1)	(19)	(2)	(58)
Free Cash Flow(1)(2)	234	167	57	399	280	956

(1) Does not include the sale of assets and the equity acquisition of Ensyn

(2) Does not include the payment of the expenses related to 2020’s senior notes tender offer

The positive R$151 million in working capital in 2Q13 as compared to negative R$60 million in 1Q13 and R$33 million in 2Q12 is chiefly due to the receivable discount operations that proved to be adequate in terms of costs for the Company and postponement of suppliers.

The working capital line and increased EBITDA explains the main variations in Fibria’s free cash flow (FCF) compared to both analyzed periods. It is important to note that the interest line increased by 8% as compared to 2Q12 due to the anticipated debt liquidation, highlighting the partial early NCE settlement (as of debt chapter) whose interest disbursement was R$53 million. This ECN has interest payments on the installments and not on the balance. The amount paid refers to the period between Sep/10 and Jun/13, calculated on the R$206 million settlement. Excluding this effect, the interest payment in the period would have been R$135 million (22% lower than 2Q12) and, therefore, the free cash flow would have been R$287 million. In 2Q13, the FCF was R$234 million and in the LTM it totaled R$956 million.

Capital Markets

Equity

The average daily trading volume of Fibria’s shares was approximately 3,3 million, up 18% quarter-on-quarter. The average daily financial volume in 2Q13 was US$36,7 million, 14% more when compared to 1Q13, being US$18.9 million traded on the BMF&Bovespa and US$17.8 million on the NYSE.

Fixed Income

		June 30,	March 30,	June 30,	Jun/13 vs.	Jun/13 vs
Yield	Unit	2013	2013	2012	Mar/13	Jun/12
Fibria 2019%		7.5	6.7	7.5	0.8 p.p.	-0.1 p.p.
Fibria 2020%		6.1	5.4	6.7	0.7 p.p.	-0.7 p.p.
Fibria 2021%		5.5	5.0	6.6	0.5 p.p.	-1.1 p.p.
Treasury 10 Years	%	2.5	1.8	1.6	0.6 p.p.	0.8 p.p.

		June 30,	March 30,	June 30,	Jun/13 vs.	Jun/13 vs
Price	Unit	2013	2013	2012	Mar/13	Jun/12
Fibria 2019	USD/k	108.8	113.6	109.6	-4%	-1%
Fibria 2020	USD/k	107.9	112.2	104.6	-4%	3%
Fibria 2021	USD/k	107.6	111.5	100.8	-4%	7%

Appendix I — Revenues x Volume X Price*

	Sales (Tons)		Net Revenue (R$ 000)		Average Price (R$/Ton)		2Q13 vs 1Q13 (%)
2Q13 vs 1Q13	2Q13	1Q13	2Q13	1Q13	2Q13	1Q13	Tons	Revenue	Avge Price
Pulp
Domestic Sales	101,531	118,282	107,898	123,596	1,063	1,045	(14.2)	(12.7)	1.7
Foreign Sales	1,167,735	1,068,108	1,543,238	1,308,119	1,322	1,225	9.3	18.0	7.9
Total	1,269,267	1,186,389	1,651,137	1,431,715	1,301	1,207	7.0	15.3	7.8

	Sales (Tons)		Net Revenue (R$ 000)		Average Price (R$/Ton)		2Q13 vs 2Q12 (%)
2Q13 vs 2Q12	2Q13	2Q12	2Q13	2Q12	2Q13	2Q12	Tons	Revenue	Avge Price
Pulp
Domestic Sales	101,531	132,413	107,898	120,857	1,063	913	(23.3)	(10.7)	16.4
Foreign Sales	1,167,735	1,132,737	1,543,238	1,354,226	1,322	1,196	3.1	14.0	10.5
Total	1,269,267	1,265,150	1,651,137	1,475,083	1,301	1,166	0.3	11.9	11.6

	Sales (Tons)		Net Revenue (R$ 000)		Average Price (R$/Ton)		6M13 vs 6M12 (%)
6M13 vs 6M12	6M13	6M12	6M13	6M12	6M13	6M12	Tons	Revenue	Avge Price
Pulp
Domestic Sales	219,813	262,508	231,494	226,722	1,053	864	(16.3)	2.1	21.9
Foreign sales	2,235,843	2,315,772	2,851,357	2,506,970	1,275	1,083	(3.5)	13.7	17.8
Total	2,455,656	2,578,280	3,082,851	2,733,692	1,255	1,060	(4.8)	12.8	18.4

*Does not include Portocel

Appendix II — Income Statement

INCOME STATEMENT - CONSOLIDATED (R$ million)

	2Q13		1Q13		2Q12		2Q13 vs 1Q13	2Q13 vs 2Q12
	R$	%	R$	%	R$	%	(%)	(%)
Net Revenue	1,669	100%	1,449	100%	1,491	100%	15%	12%
Domestic Sales	126	8%	141	10%	138	9%	-11%	-9%
Foreign Sales	1,543	92%	1,308	90%	1,353	91%	18%	14%
Cost of sales	(1,337)	-80%	(1,192)	-82%	(1,249)	-84%	12%	7%
Cost related to production	(1,157)	-69%	(1,027)	-71%	(1,093)	-73%	13%	6%
Freight	(180)	-11%	(166)	-11%	(156)	-14%	9%	16%
Operating Profit	332	20%	257	18%	243	16%	29%	37%
Selling and marketing	(91)	-5%	(71)	-5%	(80)	-5%	29%	14%
General and administrative	(73)	-4%	(66)	-5%	(69)	-5%	10%	6%
Financial Result	(1,162)	-70%	(66)	-5%	(1,235)	-83%	—	-6%
Other operating (expenses) income	12	1%	(2)	0%	248	17%	-643%	-95%
Operating Income	(983)	-59%	52	4%	(893)	-60%	—	10%
Current Income taxes expenses	(1)	0%	(11)	-1%	(5)	0%	-91%	-81%
Deffered Income taxes expenses	390	23%	(17)	-1%	374	25%	—	4%
Net Income (Loss)	(593)	-36%	24	2%	(524)	-35%	—	13%
Net Income (Loss) attributable to controlling equity interest	(596)	-36%	22	2%	(526)	-35%	—	13%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	2	0%	2	0%	0%	0%
Depreciation, amortization and depletion	466	28%	432	30%	448	30%	8%	4%
EBITDA	646	39%	550	38%	790	53%	17%	-18%
Equity	—	0%	—	0%	—	—	—	—
Fair Value of Biological Assets	(36)	-2%	—	0%	(266)	-18%	0%	—
Fixed Assets disposals	39	2%	(8)	-1%	5	0%	—	—
Accruals for losses on ICMS credits	23	1%	23	2%	20	1%	-1%	10%
Tax Credits/Reversal of provision for contingencies	(25)	-1%	—	0%	—	—	—	—
EBITDA adjusted	647	39%	565	39%	550	37%	15%	18%

Income Statement - Consolidated (R$million)

	6M13		6M12		6M13 vs
	R$	AV%	R$	AV%	6M12 (%)
Net Revenue	3,119	100%	2,765	100%	13%
Domestic Sales	267	9%	259	9%	3%
Foreign Sales	2,851	91%	2,506	91%	14%
Cost of sales	(2,530)	-81%	(2,478)	-90%	2%
Cost related to production	(2,184)	-70%	(2,162)	-78%	1%
Freight	(346)	-11%	(316)	-11%	9%
Operating Profit	589	19%	287	10%	105%
Selling and marketing	(162)	-5%	(150)	-5%	8%
General and administrative	(138)	-4%	(130)	-5%	6%
Financial Result	(1,228)	-39%	(1,043)	-38%	18%
Other operating (expenses) income	10	0%	235	8%	-96%
LAIR	(930)	-30%	(803)	-29%	16%
Current Income taxes expenses	(12)	0%	(8)	0%	42%
Deffered Income taxes expenses	373	12%	277	10%	35%
Net Income (Loss)	(570)	-18%	(534)	-19%	7%
Net Income (Loss) attributable to controlling equity interest	(574)	-18%	(537)	-19%	7%
Net Income (Loss) attributable to non-controlling equity interest	4	0%	3	0%	55%
Depreciation, amortization and depletion	898	29%	906	33%	-1%
EBITDA	1,196	38%	1,146	41%	4%
Equity	—	0%		0%	—
Fair Value of Biological Assets	(36)	-1%	(266)	-10%	-86%
Property, Plant and Equipment disposal	31	1%	8	0%	268%
Accruals for losses on ICMS credits	45	1%	38	1%	17%
Tax Incentive	(25)	-1%	—	—	—
EBITDA adjusted	1,211	39%	927	34%	31%

Appendix III — Balance Sheet

BALANCE SHEET (R$ million)

ASSETS	Jun/13	Mar/13	Dez/12
CURRENT	4,910	5,418	6,246
Cash and cash equivalents	618	859	944
Securities	1,473	1,732	2,352
Derivative instruments	27	22	18
Trade accounts receivable, net	480	583	755
Inventories	1,362	1,296	1,183
Recoverable taxes	207	200	209
Assets avaiable for sale	590	590	590
Others	154	136	195
NON CURRENT	3,030	2,587	2,640
Derivative instruments	77	31	26
Deferred income taxes	1,195	827	880
Recoverable taxes	712	680	658
Fostered advance	706	719	740
Others	340	330	336

Investments	41	41	41
Property, plant & equipment , net	10,850	11,007	11,175
Biological assets	3,354	3,307	3,326
Intangible assets	4,675	4,697	4,717

TOTAL ASSETS	26,860	27,057	28,145

LIABILITIES	Jun/13	Mar/13	Dez/12
CURRENT	2,175	1,987	2,475
Short-term debt	794	819	1,138
Derivative Instruments	93	32	54
Trade Accounts Payable	538	412	436
Payroll and related charges	108	86	129
Tax Liability	44	38	41
Dividends and Interest attributable to capital payable	2	2	2
Liabilities related to the assets held for sale	470	470	470
Others	125	129	205
NON CURRENT	10,081	9,876	10,499
Long-term debt	9,142	9,079	9,630
Accrued liabilities for legal proceedings	84	110	105
Deferred income taxes , net	174	200	228
Tax Liability	79	79	78
Derivative instruments	419	230	264
Others	185	178	195
SHAREHOLDERS’ EQUITY - Controlling interest	14,560	15,155	15,134
Issued Share Capital	9,729	9,729	9,729
Capital Reserve	3	3	3
Statutory Reserve	3,242	3,837	3,816
Equity valuation adjustment	1,597	1,597	1,597
Treasury stock	(10)	(10)	(10)
Non controlling interest	44	39	37
TOTAL SHAREHOLDERS’ EQUITY	14,604	15,194	15,171
TOTAL LIABILITIES	26,860	27,057	28,145

Appendix IV — Cash Flow

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW (R$ million)

	1Q13	4Q12	1Q12	6M13	6M12

INCOME (LOSS) BEFORE TAXES ON INCOME	(983)	52	(893)	(930)	(803)
Adjusted by
(+) Depreciation, depletion and amortization	466	432	448	898	906
(+) Unrealized foreign exchange (gains) losses, net	596	(87)	865	509	625
(+) Change in fair value of derivative financial instruments	200	(51)	218	149	112
(+) Fair value of biological assets	(36)	—	(266)	(36)	(266)
(+) (Gain)/loss on disposal of property, plant and equipment	39	(8)	5	31	8
(+) Interest and gain and losses in marketable securities	(21)	(27)	(43)	(48)	(85)
(+) Interest expense	140	154	182	295	351
(+) Financial charges of Eurobons “Fibria 2020” partial repurchase transaction	224	63	—	287	—
(+) Impairment of recoverable ICMS	23	23	20	45	38
(+) Provisions and other	8	8	13	16	38
(+) Tax Credits	(10)	—	—	(10)	—
(+) Reversal of provision for contingencies	(14)	—		(14)
Decrease (increase) in assets
Trade accounts receivable	150	163	(44)	313	265
Inventories	(57)	(80)	(28)	(138)	(61)
Recoverable taxes	(48)	(31)	(15)	(79)	(55)
Other assets/advances to suppliers	(28)	(20)	(13)	(48)	5
Increase (decrease) in liabilities
Trade payable	113	(20)	70	94	45
Taxes payable	18	(3)	4	15	(18)
Payroll, profit sharing and related charges	22	(43)	14	(21)	(26)
Other payable	(19)	(26)	(21)	(45)	(17)
Cash provided by operating activities
Interest received	28	56	39	85	76
Interest paid	(217)	(136)	(214)	(353)	(326)
Income taxes paid	(12)	(4)	(5)	(16)	(7)
NET CASH PROVIDED BY OPERATING ACTIVITIES	583	415	336	998	806
Cash flows from investing activities
Acquisition of property, plant and equipment and forest	(329)	(241)	(254)	(570)	(475)
Advance for wood acquisition from forestry partnership program	(21)	(8)	(24)	(29)	(50)
Marketable securities, net	279	580	(687)	859	(563)
Proceeds from sale of property, plant and equipment	17	22	3	39	7
Derivative transactions settled	(2)	(12)	(44)	(15)	(36)
Advance received related to assets held for sale	—	—	200	—	200
Installments paid for acquisition of Ensyn	—	—	—	—	—
Others	(0)	0	3	0	0
NET CASH USED IN INVESTING ACTIVITIES	(57)	341	(802)	284	(917)
Cash flows from financing activities
Borrowings	962	19	13	981	150
Repayments - principal amount	(1,590)	(808)	(122)	(2,398)	(365)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(146)	(42)	1,344	(188)	1,344
Other	7	(3)	(3)	4	1
NET CASH USED IN FINANCING ACTIVITIES	(767)	(835)	1,232	(1,601)	1,129
Effect of exchange rate changes on cash and cash equivalents	(1)	(6)	71	(8)	60
Net increase (decrease) in cash and cash equivalents	(241)	(85)	838	(326)	1,078
Cash and cash equivalents at beginning of year	859	944	622	944	382
Cash and cash equivalents at end of year	618	859	1,460	618	1,460

Appendix V - Breakdown of EBITDA and adjusted EBITDA (CVM Instruction 527/2012)

Adjusted EBITDA (R$ million)	2Q13	1Q13	2Q12
Income (loss) of the period	(593)	24	(524)
(+/-) Financial results, net	1,162	66	1,235
(+) Taxes on income	(389)	28	(369)
(+) Depreciation, amortization and depletion	466	432	448
EBITDA	646	550	790
(-) Fair Value of Biological Assets	(36)	—	(266)
(+/-) Non-recurring sale of property, plant and equipment	39	(8)	5
(+) Impairment of recoverable ICMS	23	23	20
(-) Tax credits/reversal of provision for contingencies	(25)	—	—
EBITDA Ajustado	647	565	550

EBITDA is not a Brazilian or an international measure. It represents net income (loss) of the period before net finance income (expense), income taxes and depreciation, amortization and depletion. We present our Adjusted EBITDA according to CVM Instruction nº 527 of October 4, 2012, adjusted by the impairment of recoverable ICMS, non-recurring sale of property, plant and equipment, fair value of biological assets and tax credits (reversal of provision for contingencies), in order to provide a better information about our ability to pay debt, carry out investments and meet our working capital needs. Both measures should not be considered as substitutes for net income before financial results, profit-sharing and income taxes or as better liquidity measures than the operational cash flow for the periods above.

Appendix VI — Economic and Operating Data

							2Q13 vs	2Q13 vs	1Q13 vs	3Q12 vs	2Q12 vs
Exchange Rate (R$/US$)	2Q13	1Q13	4Q12	3Q12	2Q12	1Q12	1Q13	2Q12	4Q12	2Q12	1Q12
Closing	2.2156	2.0138	2.0435	2.0306	2.0213	1.8221	10.0%	9.6%	-1.5%	0.5%	10.9%
Average	2.0666	1.9966	2.0569	2.0288	1.9618	1.7672	3.5%	5.3%	-2.9%	3.4%	11.0%

				2Q13 vs	2Q13 vs	Last 12
Pulp sales distribution, by region	2Q13	1Q13	2Q12	1Q13	2Q12	months
Europe	43%	42%	43%	2 p.p.	0 p.p.	40%
North America	28%	22%	26%	5 p.p.	1 p.p.	27%
Asia	21%	26%	20%	-5 p.p.	1 p.p.	24%
Brazil / Others	8%	10%	11%	-2 p.p.	-3 p.p.	9%

Pulp list price per region (US$/t)	Jun-13	May-13	Apr-13	Mar-13	Feb-13	Jan-13	Dec-12	Nov-12	Oct-12	Sep-12	Aug-12	Jul-12
North America	900	900	870	870	850	850	830	830	830	860	860	860
Europe	850	850	820	820	800	800	780	780	780	800	800	800
Asia	750	750	720	720	700	700	670	670	670	700	700	700

Financial Indicators	Jun/13	Mar/13	Jun/12
Net Debt / Adjusted EBITDA (LTM*)	3.3	3.1	4.7
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4
Cash + EBITDA (LTM*) / Short-term Debt	5.3	5.9	4.2

*LTM: Last twelve months

Reconciliation - net income to cash earnings (R$ million)	2Q13	1Q13	2Q13
Net Income (Loss) before income taxes	(983)	52	(893)
(+) Depreciation, depletion and amortization	466	432	448
(+) Foreign exchange and unrealized (gains) losses, net	596	(87)	865
(+) Fair value of financial instruments	200	(51)	218
(+) Fair value of biological assets	(36)	—	(266)
(+) Loss (gain) on disposal of Property, Plant and Equipment	39	(8)	5
(+) Interest on Securities, net	(21)	(27)	(43)
(+) Interest on loan accrual	140	154	182
(+) Financial charges on 2020 senior notes tender offer	224	63	—
(+) Accruals for losses on ICMS credits	23	23	20
(+) Provisions and other	8	8	13
(+) Tax Credits	(10)	—	—
(+) Reversal of provision for contingencies	(14)	—	—
Cash earnings (R$ million)	632	560	550
Outstanding shares (million)	554	554	554
Cash earnings per share (R$)	1.1	1.0	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO